Afya Limited Announces Third Quarter and Nine Months 2020 Financial Results

Tracking in Line to Meet 2H20 Guidance

Expands Digital Health Product Offering with Three Strategic Acquisitions

Nova Lima, Brazil, December 3, 2020 – Afya Limited (Nasdaq: AFYA) (“Afya” or the “Company”), the leading medical education group in Brazil, today reported financial and operating results for the three and nine-month periods ended September 30, 2020 (third quarter 2020, 3Q20 and 9M20, respectively). Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

Third Quarter 2020 Highlights

▪	Adjusted Net Revenue in 3Q20, which includes the impact of R$3.9 million due to mandatory temporary discounts in tuition fees related to COVID 19 on site classes restrictions, increased 51.6% year over year (YoY) to R$313.3 million. Additionally, during the period the Company recognized previously deferred revenue of R$14.4 million related to the postponement of on-site activities due to COVID-19 to 3Q20 that impacted first half results. Adjusted Net Revenue excluding UniRedentor, UniSL and PEBMED, grew 15.7%, reaching R$239.1 million.
▪	Adjusted EBITDA in 3Q20 increased 63.3% YoY reaching R$149.3 million, benefitting from medical school maturation, successful M&As execution and integration and the recognition of deferred revenue mentioned above. Adjusted EBITDA margin of 47.6%, expanded 340 basis points (bps). Adjusted EBITDA excluding UniRedentor, UniSL and PEBMED grew 31.9% reaching R$ 120.6 million, with Adjusted EBITDA margin of 50.4%.
▪	Adjusted Net Income in 3Q20 of R$101.2 million was 46.7% higher than 3Q19.

Nine Months 2020 Highlights

▪	9M20 Adjusted Net Revenue of R$859.8 million, up 62.3% YoY. Excluding UniRedentor, UniSL and PEBMED, 9M20 Adjusted Net Revenue increased 35.0% YoY reaching R$715.0 million.
▪	Adjusted EBITDA through September 30, 2020 increased 76.7% YoY reaching R$408.1 million, with Adjusted EBITDA margin of 47.5%, expanding 390 bps. Adjusted EBITDA excluding UniRedentor, UniSL and PEBMED increased 54.4% YoY, reaching R$356.5 million, with Adjusted EBITDA margin of 49.9%.
▪	Adjusted Net Income in 9M20 of R$307.8 million was 98.2% higher than 9M19.
▪	Cash conversion of 85.6% with a solid cash position of R$1.1 billion at quarter-end.
▪	Total medical students increased 49.8% YoY and operating seats were up 24.1%

Key Events in the Quarter:

•	At the end of July, closing of PEBMED acquisition, an web and mobile app that offers content and clinical decision applications aiming a better performance of the healthcare professional, marking Afya’s entrance into the digital health services.
•	At the end of August, the acquisitions of FCMPB - Faculdade Ciências Médicas da Paraíba, adding 157 medical seats, and FESAR - Faculdade de Ensino Superior da Amazônia Reunida, adding 120 medical seats. Both transactions were closed in the beginning of November.

Subsequent Events in the Quarter:

•	Entrance into a purchase agreement for the acquisition of UNIFIPMoc and Fip Guanambi, in the states of Minas Gerais and Bahia, adding another 160 medical seats.
•	Entrance into a purchase agreement for the acquisition of iClinic – leading practice management software for physicians in Brazil, expanding Afya’s end-to-end digital health services.

•	Closing of MedPhone acquisition - the number two medical App in Brazil behind WhiteBook – a PEBMED company.

•	Authorization to operate the undergraduate medicine course in Santa Inês in the State of Maranhão, under Mais Médicos II program, adding 50 medical seats

1

•	Loan with Banco Itaú Unibanco S.A. in the amount of R$ 500 million adjusted by the CDI rate plus an interest rate of 1.62% per year and is repayable in three installments in October 2022, April 2023 and October 2023.

Table 1: Financial Highlights
	For the three months period ended September 30,					For the nine months period ended September 30,
(in thousand of R$)	2020	2020 Ex Uniredentor, UniSL and PEBMED	2019	% Chg	% Chg Ex Uniredentor, UniSL and PEBMED	2020	2020 Ex Uniredentor, UniSL and PEBMED	2019	% Chg	% Chg Ex Uniredentor, UniSL and PEBMED
(a) Net Revenue (1)	309,410	236,413	206,713	49.7%	14.4%	855,925	712,224	529,784	61.6%	34.4%
(b) Adjusted Net Revenue (1) (4)	313,324	239,147	206,713	51.6%	15.7%	859,839	714,958	529,784	62.3%	35.0%
(c) Pro forma Adjusted Net Revenue (1) (2)	313,324	239,147	206,713	51.6%	15.7%	859,839	714,958	608,984	41.2%	17.4%
(d) Adjusted EBITDA (3)	149,270	120,624	91,424	63.3%	31.9%	408,066	356,490	230,915	76.7%	54.4%
(e) = (d)/(b) Adjusted EBITDA Margin (2)	47.6%	50.4%	44.2%	340 bps	620 bps	47.5%	49.9%	43.6%	390 bps	630 bps
(f) Pro forma Adjusted EBITDA (1) (2)	149,270	120,624	91,424	63.3%	31.9%	408,066	356,490	241,785	68.8%	47.4%
(g) = (e)/(c) Pro forma Adjusted EBITDA Margin (1) (2)	47.6%	50.4%	44.2%	340 bps	620 bps	47.5%	49.9%	39.7%	780 bps	1020 bps
(h) Adjusted Net Income (3)	101,224	81,469	68,997	46.7%	18.1%	307,793	272,122	155,290	98.2%	75.2%

1. Due to the interruption of pratical classes during the pandemic R$ 14.4 million of 1H2020 revenue was recognized in 3Q2020.
2. Includes the pro-forma results of Medcel, IPEMED and FASA, as if the acquisition had been consummated on January 1, 2019.
3. See more information on "Non-GAAP Financial Measures" (Item 7).
4. Includes mandatory discounts in tuition fees granted by state decrees and individual and collective legal proceedings due COVID 19 on site classes restriction.

Message from Management

Virgilio Gibbon, Afya’s CEO, stated:

“I hope that you and your families are continuing to stay safe and healthy. Although we are still in the midst of a pandemic, we have been able to successfully adapt to and navigate through the COVID related challenges and continue to deliver solid financial results. Our performance this quarter reflects the resilience of our students, faculty and team members. From the start of this pandemic, we had to adapt with the speed and agility needed to stay focused on providing the high-quality educational experience that our students had come to expect from us while at the same time executing on our long-term strategic plan. During the quarter, we strategically enhanced our business and completed several acquisitions to support our platform for future growth and to solidify our market position.

I am pleased to report third quarter results, which were in line with expectations and the guidance we had provided. Earlier in the year, we had pivoted to leverage our online and virtual technology capabilities and adjust offerings for the Brazilian medical ecosystem. I am pleased that during the past quarter, across our medical schools, on site clinical classes are back. In turn, we were able to deliver H1 postponed classes and recognize the deferred revenue in the quarter. Additionally, our medical school maturation, successful integrations and execution, contributed to a 63% year over year increase in Adjusted EBITDA. Our liquidity was another highlight with a strong balance sheet to support acquisitions. We ended the quarter with R$1.1 billion in cash.

Even during challenging times, we were able to execute our strategy. We acquired FCMPB and FESAR adding 277 medical seats during the quarter. Afya’s total medical students reached 9,567, a 50% increase over the same period of the prior year, with operating seats increasing 24% and approved seats 19% higher. Subsequent to quarter-end we announced the acquisition of UNIFIPMoc and Fip Guanambi, located in the states of Minas Gerais and Bahia, adding another 160 medical seats and putting us at 85% of our IPO three-year goal of 1,000 seats as a result of the 8 acquisitions accomplished since we become public last year. Importantly, our team continues to do an amazing job in integrating the acquired companies and generating synergies. The medical school industry remains highly fragmented, and we believe that the current environment is hastening the trends that favor larger, better capitalized companies. In turn, we have been very active in recent months with acquiring companies, pipeline development and continue to engage with a number of attractive targets in our core markets.

At the same time, we remain committed to delivering innovation to our students, physicians and other health care professionals. COVID-19 has significantly accelerated demand for online/digital solutions and has sped up our strategies as well, including our move into digital. When we identified the critical need to find a virtual solution for our students, faculty and other health care professionals, we acted quickly and made our first acquisition in this area – PEBMED. We are continuously looking for ways to enhance our product and service offerings and in October we acquired iClinic, a practice management software company which includes services such as electronic medical records, clinical management system, telemedicine and a complete physicians’ marketplace that connects doctors and patients to schedule consultations. And, subsequent to quarter-end, we announced the acquisition of MedPhone, the number two medical App in Brazil behind WhiteBook – a PEBMED company. The integration of MedPhone’s clinical decision software with PEBMED will create significant synergy and allow us to offer both products through the same platform. Importantly, the founders of these acquired companies will join Afya’s management team and will be an integral part of the team driving our growth in the healthtech services.

2

With these three acquisitions, Afya is taking another step to become the one stop shop for physicians in Brazil. Along with medical and health education courses and a clinical decisions app, we enter in a new segment that can help physicians manage their clinics and provide a better service to their patients. To date, we have over 200,000 health care professionals who use PEBMED, Medphone and iClinic. There are 500,000 doctors in Brazil, and our goal is to serve them all within our ecosystem.

The investments that we have made in our technology platform enabled us to ensure that we were supporting our students, faculty and other health care professionals with what is so important to them, community and ease of access to critical data and information which is more critical now than ever and is also a key lever for both member acquisition and retention. We are seeing positive traction from our digital solutions. Additionally, our investments in digital are opening new business and revenue opportunities for us. Further, we expect demand for telehealth services to remain elevated over the long-term. As such, we are focused on further developing our existing digital capabilities to ensure the continued success of our students and other health care professionals. The iClinic acquisition was transformational for us, and we are still actively looking for other digital health transactions to strengthen Afya’s position in the market.

I am proud to share with you that we have just refreshed our brand. After entering in all this new services offerings, we are the only complete medical education platform serving every stage of the doctor´s carrer providing solutions and methodologies for a personalized experience . And when company awareness grows, its brand also does. We launched our new logo that reflects our DNA and will support gradually every service brand and local medical education institutions.

I am also very pleased to share that Afya was ranked as the winner in the Education sector in the Época Negócios 360 survey. This award, which has been held annually for 7 years, is one of the most significant in the Communications industry and recognizes companies that are market leaders across six different categories including Financials, Corporate Governance & Sustainability, Vision and Human Resources. Considering that Afya is a very young company, we are very honored to be already be distinguished with this award.

Our financial performance to date has kept us on track for the year, and we are reaffirming our guidance at this time. Our team has been able to rapidly adapt to a very dynamic situation, and I sincerely appreciate their ongoing efforts to deliver a quality education to our students. We have a multitude of opportunities ahead of us to continuously create value by delivering against our financial targets, strengthening our balance sheet, implementing our strategic priorities including investments in growth.

1.                  Second Half 2020 Guidance

The Company is reaffirming its guidance for 2H20 which takes into account the successfully concluded medicine students intake for the second half of 2020 and assuming a certain degree of potential impacts of COVID-19 into the business during the period.

The global Coronavirus outbreak is an unprecedented situation. When considering Afya’s guidance for 2H20, it is paramount that shareholders and the market in general be advised that the COVID-19 pandemic is still active in Brazil, some state authorities may maintain quarantines or “shelter in place” status for a still undefined period of time and/or take other actions not contemplated into the guidance, all of which are outside of the Company’s control.

Considering the above factors, the guidance for 2H20 is defined in the following table.

Guidance for 2H20	Important considerations
Net Revenue is expected to be between R$600 million – R$640 million

▪ Includes PEBMED starting on July 20, 2020.

▪ Includes R$14.4 million of Net Revenue related to the 1H20 that was not recognized due to the postponement of practical classes during the pandemic.

▪ Excludes any acquisition that may be concluded after the issuance of the guidance. For instance does not include FCMPB and FESAR.

Adjusted EBITDA margin is expected to be between 45.5-47.0%

▪ Includes PEBMED starting on July 20, 2020.

▪ Includes R$14.4 million of Net Revenue related to the 1H20 that was not recognized due to the postponement of practical classes during the pandemic.

▪ Excludes any acquisition that may be concluded after the issuance of the guidance. For instance does not include FCMPB and FESAR.

▪ Includes the impact of the adoption of IFRS 16.

3

2.                  Overview of 3Q20

Operational Review

Afya is the only company offering technological solutions to support physicians across every stage of the medical career, from undergraduate students in its medical school years through medical residency preparatory courses, medical specialization programs and continuing medical education. Since the PEBMED acquisition, Afya´s has entered into the digital health services, providing content and clinical decision applications.

The Company operates two distinct business units. The first (Business Unit 1 or BU1), is comprised of Undergraduate – medical schools, other health care programs and ex-health degrees. Revenue is generated from the monthly tuition fees the Company charges students enrolled in the undergraduate programs. The Company also offers Residency Preparatory, Specialization Programs and Digital Health Services (Business Unit 2 or BU2). Revenue is comprised of fees from these programs and other revenues from digital services offered.

Table 2: Key Revenue Drivers	Nine months ended September 30,
	2020	2019	% Chg
Business Unit 1: Educational Services Segment (1)
MEDICAL SCHOOL
Approved Seats (2)	1,866	1,572	18.7%
Operating Seats	1,516	1,222	24.1%
Total Students	9,567	6,388	49.8%
Total Students (ex-UniSL and ex- Uniredentor)	7,667	6,388	20.0%
Tuition Fees (ex- UniSL and ex- Uniredentor - R$MM)	555,705	394,621	40.8%
Tuition Fees (Total - R$MM)	648,065	394,621	64.2%
Medical School Avg, Ticket (ex- UniSL and ex- Uniredentor - R$/month)	8,053	6,864	17.3%
UNDERGRADUATE HEALTH SCIENCE
Total Students	10,768	6,494	65.8%
Total Students (ex-UniSL and ex- Uniredentor)	5,186	6,494	-20.1%
Tuition Fees (ex- UniSL and ex- Uniredentor - R$MM)	76,462	75,827	0.8%
Tuition Fees (Total - R$MM)	110,447	75,827	45.7%
OTHER UNDERGRADUATE
Total Students	12,689	10,878	16.6%
Total Students (ex-UniSL and ex- Uniredentor)	6,303	10,878	-42.1%
Tuition Fees (ex- UniSL and ex- Uniredentor - R$MM)	84,215	104,673	-19.5%
Tuition Fees (Total - R$MM)	124,919	104,673	19.3%
Business Unit 2: Prep Courses & CME, Medical Specialization and Digital Health Services
Active Paying Students
Prep Courses & CME - B2C	11,684	9,854	18.6%
Prep Courses & CME - B2B	2,154	1,291	66.8%
Medical Specialization & Others	4,181	1,803	131.9%
Medical Specialization & Others (ex-Uniredentor)	2,026	1,803	12.4%
PEBMED Active Subscribers	95,099	-	-
Revenue from courses (ex- Uniredentor and PEBMED - R$MM) (3)	125,569	56,033	124.1%
Revenue from courses (Total - R$MM) (3)	139,276	56,033	148.6%

1. Uniredentor average tuition fee for medical school in 9M2020 was R$ 9,625 and for UniSl was R$7,010.
2. This number does not includes FCMPB and FESAR that had the closing of the operation in November, 2020 and contribute 277 seats to Afya.
3. As Medcel and Ipemed were acquired on March 31, 2019 and on May 9, 2019 respectively, revenue from courses for BU2 were not accounted for in 1Q19. The number of students is disclosed to contribute with investors analysis.

4

Along with the active paying students, 10,052 medical students from public and private medical schools are still accessing the Company’s Digital platform with a temporary free access during the pandemic crisis.

MaU represents the number of unique individuals that consumed Afya’s digital content in the last 30 days. Total monthly active users (MaU) were 165,035 in the new PEBMED app. Considering only the MaU of Medcel, the user base decreased 10.3% due to COVID related courses that were offered in the 2Q20, which temporarily inflated MaU in that quarter. Afya’s offers to its MaU a significant amount of learning assets, comprised of e-books, videos, podcasts and question/answer documents.

Table 3: Key Operational Drivers for BU2	Third Quarter
	3Q20	2Q20	% Chg	1Q20
Total Monthly Active Users (MaU) - Medcel	18,322	20,420	-10.3%	16,008
Total Monthly Active Users (MaU) - PEBMED	165,035	-	-	-

Seasonality

Afya’s two businesses are impacted by seasonality but at different time periods. The first is associated with the concentration of prep course revenues in the first and fourth quarters of each year, when new content (books and e-books) is delivered and the majority of the revenues are recognized. The second is associated with the maturation of several medical schools, which leads to a higher enrollment base in the second half of each year. As a result, in a typical year, the first quarter is normally the strongest. The fourth quarter is typically the second strongest, followed by the third and second quarters, respectively. Finally, the second half of the year is normally stronger than the first half.

However, this year, due to the revenue postponement caused by Covid crisis, the Company is expected to see a smoother seasonality between the third and fourth quarters.

Revenue

Total Net Revenue for third quarter 2020 was R$309.4 million, an increase of 49.7% over the same period of prior year. Revenue in the quarter partially benefitted from the recognition of revenue that had been deferred earlier in the year due to the postponement of on-campus activities as some practical educational activities having to be re-scheduled to 3Q20 due to impacts from COVID-19. This amounted to R$14.4 million. Adjusted Net Revenue in 3Q20, which includes the impact of R$3.9 million due to temporary discounts in tuition fees granted by state decrees and individual and collective legal proceedings related to COVID 19 was R$313.3 million. Excluding UniSL, UniRedentor and PEBMED, Adjusted Net Revenue in third quarter increased 15.7% YoY to R$239.1 million.

For the nine-months ended September 30, 2020 Total Net Revenue was R$855.9 million, which increased 61.6% over the same period of last year. 9M20 Pro Forma Adjusted Net Revenue was R$859.8 million. Excluding UniSL, UniRedentor and PEBMED, Pro forma Adjusted Net Revenue in nine-months ended September 30, 2020 increased 17.4% YoY, reaching R$715.0 million.

Table 4: Revenue & Revenue Mix
(in thousand of R$)	For the three months period ended September 30,					For the Nine months period ended September 30,
	2020	2020 Ex Uniredentor,UniSL and PEBMED	2019	% Chg	% Chg Ex Uniredentor, UniSL and PEBMED	2020	2020 Ex Uniredentor,UniSL and PEBMED	2019	% Chg	% Chg Ex Uniredentor, UniSL and PEBMED
Net Revenue Mix
Business Unit-1	266,382	197,487	176,113	51.3%	12.1%	718,268	586,655	477,631	50.4%	22.8%
Business Unit-2	43,670	38,926	32,662	33.7%	19.2%	139,276	125,569	56,033	148.6%	124.1%
Inter-segment transactions	(642)	-	(2,062)	-	-	(1,619)	-	(3,880)	-58.3%	-
Total Reported Net Revenue	309,410	236,413	206,713	49.7%	14.4%	855,925	712,224	529,784	61.6%	34.4%
Total Adjusted Net Revenue ¹	313,324	239,147	206,713	51.6%	15.7%	859,839	714,958	529,784	62.3%	35.0%
Total Pro Forma Adjusted Net Revenue²	309,410	239,147	206,713	49.7%	15.7%	859,839	714,958	608,984	41.2%	17.4%
1. Includes mandatory discounts in tuiton fees granted by state decrees and individual and collective legal proceedings due COVID 19.
2. Includes the pro-forma results of Medcel, IPEMED and FASA, as if the acquisition had been consummated on January 1, 2019.

5

Adjusted EBITDA

Adjusted EBITDA in the three-months ended September 30, 2020 increased 63.3% to R$149.3 million, up from R$91.4 million in the same period of the prior year. Adjusted EBITDA margin of 47.6% expanded from 44.2% reported in the three-months ended September 30, 2019 benefitting from medical school maturation, higher average ticket, deferred revenue and synergies achieved from acquisitions.

Excluding the consolidation of UniRedentor, UniSL and PEBMED, Adjusted EBITDA in the three-months ended September 30, 2020 increased 31.9% YoY to R$120.6 million from R$91.4 million while Adjusted EBITDA margin increased 620 basis points, to 50.4%.

For the nine-months ended September 30, 2020, Pro forma Adjusted EBITDA increased 68.8% to R$408.1 million, from R$241.8 million in the nine-months ended September 30, 2019. Adjusted EBITDA margin of 47.5% was 780 basis points higher than the same period of the prior year benefitting from the synergies extracted from the successful integration of acquisitions.

For the nine-months ended September 30, 2020, Pro forma Adjusted EBITDA excluding UniRedentor UniSL and PEBMED increased 47.4% YoY to R$356.5 million up from R$241.8 million while Pro forma Adjusted EBITDA margin increased 1020 basis points, to 49.9% from 39.7%. Both improvements reflect mainly operational leverage and synergies obtained from recent acquisitions.

Table 5: Adjusted EBITDA
(in thousand of R$)	For the three months period ended September 30,					For the nine months period ended September 30,
	2020	2020 Ex Uniredentor, UniSL and PEBMED	2019	% Chg	% Chg Ex Uniredentor, UniSL and PEBMED	2020	2020 Ex Uniredentor, UniSL and PEBMED	2019	% Chg	% Chg Ex Uniredentor, UniSL and PEBMED
Adjusted EBITDA	149,270	120,624	91,424	63.3%	31.9%	408,066	356,490	230,915	76.7%	54.4%
% Margin	47.6%	50.4%	44.2%	340 bps	620 bps	47.5%	49.9%	43.6%	390 bps	630 bps
Proforma Adjusted EBITDA¹	149,270	120,624	91,424	63.3%	31.9%	408,066	356,490	241,785	68.8%	47.4%
% Margin	47.6%	50.4%	44.2%	340 bps	620 bps	47.5%	49.9%	39.7%	780 bps	1020 bps
1. Includes the pro-forma results of Medcel, IPEMED and FASA, as if the acquisition had been consummated on January 1, 2019.

Net Income

Adjusted Net Income for third quarter 2020 was R$101.2 million, increasing 46.7% over the same period of the prior year. For the nine-months ended September 30, 2020, the Company reported Adjusted Net Income of R$307.8 million, compared to an Adjusted Net Income of R$155.3 million in the nine-months ended September 30, 2019, an increase of 98.2%. Both increases mainly reflect the revenue contribution, synergies captured and margin expansion from the consolidation of acquisitions as well as organic growth.

(in thousand of R$)
	For the three months period ended September 30,			For the nine months period ended September 30,
	2020	2019	% Chg	2020	2019	% Chg
Net income	79,575	48,984	62.5%	247,131	119,786	106.3%
Amortization of customer relationships and trademark (1)	11,597	12,058	-3.8%	36,013	25,640	40.5%
Share-based compensation	10,052	7,955	26.4%	24,649	9,864	149.9%
Adjusted Net Income	101,224	68,997	46.7%	307,793	155,290	98.2%

(1) Consists of amortization of customer relationships and trademark recorded under business combinations.

Balance Sheet and Cash Flow

Cash and cash equivalents, including restricted cash, at September 30, 2020 were R$1.1 billion, in line with the cash position in June 30, 2020.

For the nine-month period ended September 30, 2020, Afya reported an Adjusted Cash Flow from Operations of R$324.7 million up from R$234.7 million in same period of previous year, a 38.4% year-over-year increase.

6

Operating Cash Conversion Ratio for the nine-month period ended September 30, 2020 was 85.6% compared with 109.2% in same period of the previous year. This decrease was mainly due to the consolidation of Medcel results this year, students renegotiation of overdue monthly installments due to Covid-19 crisis and less advances from students.

As Prep course’s revenues are recognized mainly in the first and fourth quarters of each year, but the receivables are mostly stable during the year, Medcel’s results negatively affects cash conversion in the first and fourth quarters.

Table 6: Operating Cash Conversion Ratio Reconciliation	For the nine months period ended September 30,
(in thousand of R$)	Considering the adoption of IFRS 16
	2020	2019	% Chg
(a) Cash flow from operations	308,916	230,647	33.9%
(b) Income taxes paid	15,830	4,033	292.5%
(c) = (a) + (b) Adjusted cash flow from operations	324,746	234,680	38.4%

(d) Adjusted EBITDA	408,066	230,915	76.7%
(e) Non-recurring expenses:
- Integration of new companies (1)	7,743	4,500	72.1%
- M&A advisory and due diligence (2)	9,345	1,388	573.3%
- Expansion projects (3)	2,886	1,411	104.5%
- Restructuring Expenses (4)	4,863	8,759	-44.5%
- Mandatory Discounts in Tuition Fees (5)	3,914	-	n.a.
(f) = (d) - (e) Adjusted EBITDA ex- non-recurring expenses	379,315	214,857	76.5%
(g) = (a) / (f) Operating cash conversion ratio	85.6%	109.2%	-2360 bps
(1) Consists of expenses related to the integration of newly acquired companies.
(2) Consists of expenses related to professional and consultant fees in connection with due diligence services for M&A transactions.
(3) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(4) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of acquired companies.
(5) Consists of mandatory discounts in tuition fees granted by state decrees and individual and collective legal proceedings due COVID 19 on site classes restriction.

3.                  Subsequent Events

Medical School Authorization – Santa Inês – MA

On October 2, 2020, the Company announced that the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) granted authorization to Afya to operate the undergraduate medicine course in Santa Inês in the State of Maranhão, under Mais Médicos II program. This medical school is the first authorized in connection with the Mais Médicos program for Afya and will contribute 50 seats to operating seats base. Santa Inês is one of the seven undergraduate campuses Afya was awarded in 2018 in connection with the “Mais Médicos” program, the largest number awarded to any education group.

Entrance into a purchase agreement for the Acquisition of iClinic

On October 13, 2020 the Company announced its entrance into a purchase agreement for the acquisition of 100% of the total share capital of iClinic, through its wholly-owned subsidiary Afya Participações S.A. iClinic is a SaaS model physician focused technology company and the leading practice management software in Brazil. This software empowers doctors to be more independent and have more control over the non-medicine aspect of their practices by digitalizing their daily routine, so they can increase their productivity and deliver better healthcare. The aggregate purchase price is R$182.7 million, adjusted by the Net Debt at the closing date, of which: (i) 61.5% will be paid in cash on the transaction closing date, and (ii) 38.5% will be paid in Afya’s stock. The transaction is expected to close in 1Q21.

Entrance into a purchase agreement for the Acquisition of Sociedade Padrão de Educação Superior Ltda (“UNIFIPMoc and Fip Guanambi”)

On October 22, 2020 the Company announced it entered into a purchase agreement for the acquisition, through its wholly-owned subsidiary Afya Participações S.A., of 100% of the total share capital of Sociedade Padrão de Educação Superior Ltda (“UNIFIPMoc and Fip Guanambi”). The aggregate purchase price is R$360.0 million, adjusted by the Net Debt at the closing date, of which 100% is payable in cash on the transaction closing date. UNIFIPMoc and Fip Guanambi are a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the states of Minas Gerais and Bahia. The acquisition will contribute 160 medical school seats to Afya, increasing Afya’s total medical school seats to 2,303. There are 40 additional seats still pending approval which, if approved by the Ministry of Education, will result in a potential additional payment of up to R$50 million. The transaction is expected to close in 1Q21.

7

Closing of the Acquisition of Faculdade de Ensino Superior da Amazônia Reunida (FESAR)

On November 3, 2020, the Company announced the closing of the acquisition, through its wholly-owned subsidiary Afya Participações S.A., of 100% of the total share capital of Faculdade de Ensino Superior da Amazônia Reunida. FESAR is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the State of Pará. The projected Net Revenue for FESAR in 2024 is R$88.6 million with an EV/EBITDA post synergies and maturation of 4.7x adjusted by the real estate. The aggregate purchase price is R$260 million, of which 100% is payable in cash on the transaction closing date. The enterprise value also includes real estate which is valued at R$21.0 million. The acquisition will contribute 120 medical school seats to Afya, increasing Afya’s total medical school seats to 2,143.

Closing of the Acquisition of MedPhone

On November 5, 2020, the Company announced the acquisition of 100% of the total share capital of MedPhone through its wholly-owned subsidiary Afya Participações S.A. MedPhone is a clinical decision and leaflet consultation app in Brazil, that helps physicians, medical students and other healthcare professionals to make faster and more accurate decisions on a daily basis. MedPhone has more than 175,000 registered users and more than 58,000 monthly active users, with a NPS of 75. The app has more than 9,100 reviews in AppStore with a 4.9 out of 5 score. The integration of MedPhone’s clinical decision software with PEBMED will create great synergy and allow the Company to offer both products through the same platform. The net purchase price is R$6.4 million and is payable in cash on the transaction closing date .

Closing of the Acquisition of Faculdade Ciências Médicas da Paraíba (FCMPB)

On November 9, 2020, the Company announced the closing of the acquisition, through its wholly-owned subsidiary Afya Participações S.A., of 100% of the total share capital of Faculdade Ciências Médicas da Paraíba. FCMPB is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the State of Paraíba. The projected Net Revenue for FCMPB in 2024 is R$107.0 million with an EV/EBITDA post synergies and maturation of 6.3x, all derived from its medical school. The aggregate purchase price is R$380.0 million, adjusted by the Net Debt at the closing date, of which: (i) 50% is payable in cash on the transaction closing date, and (ii) 50% is payable in cash in four equal installments through 2024, adjusted by the CDI rate. The acquisition will contribute 157 medical school seats to Afya, increasing Afya’s total medical school seats to 2,023.

4.                  Conference Call and Webcast Information

When: December 4, 2020 at 11:00 a.m. ET.

Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luis André Blanco, Chief Financial Officer Ms. Renata Costa Couto, Head of Investor Relations

Dial-in: +1-877- 591-8865 (U.S. Toll-Free); +1-336-698-3012 (International). Conference ID: 3385357

Webcast: ir.afya.com.br

Replay: available between December 04, 2020 until December 08, 2020, by dialing +1-855-859-2056 (U.S. domestic) or +1-404-537-3406 (International), conference ID: 3385357.

5.                  About Afya Limited (Nasdaq: AFYA)

Afya is the leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they enroll as medical students through their medical residency preparation, graduation program, and continuing medical education activities. Afya also offers content and clinical decision applications for healthcare professionals, through its products WhiteBook, Nursebook and Portal PEBMED. For more information, please visit www.afya.com.br.

8

6.                  Forward – Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact, could be deemed forward looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain students; our ability to increase tuition prices and prep course fees; our ability to anticipate and meet the evolving needs of student and teachers; our ability to source and successfully integrate acquisitions; general market, political, economic, and business conditions; and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the COVID-19 pandemic on our business operations, financial results and financial position and on the Brazilian economy.

The Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results is included in filings made with the United States Securities and Exchange Commission (SEC) from time to time, including the section titled “Risk Factors” in the most recent Rule 434(b) prospectus. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

7.                  Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, Afya uses Proforma Revenue, Adjusted EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Adjusted Net Income and Operating Cash Conversion Ratio information for the convenience of investors, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purpose to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

Afya calculates Adjusted EBITDA as net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees, plus share-based compensation plus/minus income share associate plus/minus non-recurring expenses. Pro Forma Adjusted EBITDA is calculated as pro forma net income plus/minus pro forma net financial result plus pro forma income taxes expense plus pro forma depreciation and amortization plus pro forma interest received on late payments of monthly tuition fees, plus pro forma share-based compensation plus/minus pro forma income share associate plus/minus pro forma non-recurring expenses. The calculation for Adjusted Net Income is net income plus amortization of customer relationships and trademark, plus shared based compensation. We calculate Operating Cash Conversion Ratio as the cash flows from operations, adjusted with income taxes paid divided by Adjusted EBITDA plus/minus non-recurring expenses.

Management presents Adjusted EBITDA, Pro Forma Adjusted EBITDA and Pro Forma Adjusted Net Income because it believes these measures provide investors with a supplemental measure of the financial performance of the core operations that facilitates period-to-period comparisons on a consistent basis. Afya also presents Operating Cash Conversion Ratio because it believes this measure provides investors with a measure of how efficiently the Company converts EBITDA into cash. The non-GAAP financial measures described in this prospectus are not a substitute for the IFRS measures of earnings. Additionally, calculations of Adjusted EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Adjusted Net Income and Operating Cash Conversion Ratio may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Afya’s measures may not be comparable to those of other companies.

9

8.                  Unaudited Pro Forma Condensed Consolidated Financial Information

The unaudited interim pro forma condensed consolidated statement of income for the three and nine months ended September 30, 2019 is based on the historical unaudited interim consolidated financial statements of each company, and gives effect of the acquisition of Medcel, IPEMED and FASA by Afya Brazil as if it had been consummated on January 1, 2019. Pro forma adjustments were made to reflect the acquisition of Medcel, IPEMED and FASA by Afya Brazil.

9.                  Investor Relations Contact

Renata Couto, Head of Investor Relations
Phone: +55 31 3515.7564 | +55 31 98463.3341
E-mail: renata.couto@afya.com.br

10

10.              Financial Tables

Interim condensed consolidated statements of income and comprehensive income

For the three and nine-months periods ended September 30, 2020 and 2019

(In thousands of Brazilian Reais, except earnings per share)

	Three-month period ended		Nine-month period ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net revenue	309,410	206,713	855,925	529,784
Cost of services	(112,292)	(87,350)	(308,226)	(223,997)
Gross profit	197,118	119,363	547,699	305,787

General and administrative expenses	(104,718)	(71,260)	(281,480)	(162,078)
Other income, net	1,997	520	1,249	890

Operating income	94,397	48,623	267,468	144,599

Finance income	12,081	29,652	55,801	37,841
Finance expenses	(23,701)	(24,586)	(65,443)	(54,915)
Finance result	(11,620)	5,066	(9,642)	(17,074)

Share of income of associate	1,488	1,043	6,393	1,963

Income before income taxes	84,265	54,732	264,219	129,488

Income taxes expense	(4,690)	(5,748)	(17,088)	(9,702)

Net income	79,575	48,984	247,131	119,786

Other comprehensive income	-	-	-	-
Total comprehensive income	79,575	48,984	247,131	119,786

Income attributable to
Equity holders of the parent	74,832	46,267	235,327	104,119
Non-controlling interests	4,743	2,717	11,804	15,667
	79,575	48,984	247,131	119,786
Basic earnings per share
Per common share	0.80	0.54	2.54	1.21
Diluted earnings per share Per common share	0.79	0.53	2.52	1.20

11

Interim condensed consolidated statements of financial position

As of September 30, 2020 and December 31, 2019

(In thousands of Brazilian Reais)

	September 30, 2020	December 31, 2019
Assets	(unaudited)
Current assets
Cash and cash equivalents	1,065,232	943,209
Restricted cash	10,902	14,788
Trade receivables	231,069	125,439
Inventories	5,835	3,932
Recoverable taxes	24,577	6,485
Derivatives	11,489	-
Other assets	20,667	17,912
Total current assets	1,369,771	1,111,765

Non-current assets
Restricted cash	2,055	2,053
Trade receivables	11,186	9,801
Other assets	48,640	17,267
Investment in associate	52,027	45,634
Property and equipment	212,537	139,320
Right-of-use assets	389,846	274,275
Intangible assets	1,961,759	1,312,338
Total non-current assets	2,678,050	1,800,688

Total assets	4,047,821	2,912,453

Liabilities
Current liabilities
Trade payables	32,453	17,628
Loans and financing	143,081	53,607
Derivatives	-	757
Lease liabilities	56,628	22,693
Accounts payable to selling shareholders	138,627	131,883
Notes payable	9,646	-
Advances from customers	44,368	36,860
Labor and social obligations	103,130	46,770
Taxes payable	35,311	19,442
Income taxes payable	4,601	3,213
Other liabilities	4,606	376
Total current liabilities	572,451	333,229

Non-current liabilities
Loans and financing	17,175	6,750
Lease liabilities	356,057	261,822
Accounts payable to selling shareholders	223,634	168,354
Notes payable	66,981	-
Taxes payable	22,486	21,304
Provision for legal proceedings	22,589	5,269
Other liabilities	2,567	1,999
Total non-current liabilities	711,489	465,498
Total liabilities	1,283,940	798,727

Equity
Share capital	17	17
Additional paid-in capital	2,318,044	1,931,047
Share-based compensation reserve	42,763	18,114
Retained earnings	351,243	115,916
Equity attributable to equity holders of the parent	2,712,067	2,065,094
Non-controlling interests	51,814	48,632
Total equity	2,763,881	2,113,726

Total liabilities and equity	4,047,821	2,912,453

12

Interim condensed consolidated statements of cash flows

For the nine-months periods ended September 30, 2020 and 2019

(In thousands of Brazilian Reais)

	September 30, 2020	September 30, 2019
	(unaudited)	(unaudited)
Operating activities
Income before income taxes	264,219	129,488
Adjustments to reconcile income before income taxes
Depreciation and amortization	77,729	50,703
Disposals of property and equipment	-	111
Allowance for doubtful accounts	22,899	13,278
Share-based compensation expense	24,649	9,864
Net foreign exchange differences	1,613	(13,608)
Net (gain) loss on derivatives	(22,199)	1,181
Accrued interest	16,161	14,642
Accrued lease interest	32,123	23,337
Share of income of associate	(6,393)	(1,963)
Provision for legal proceedings	(93)	(624)
Changes in assets and liabilities
Trade receivables	(95,563)	(24,688)
Inventories	(1,436)	777
Recoverable taxes	(1,437)	(5,594)
Other assets	(6,820)	(2,713)
Trade payables	1,759	2,985
Taxes payables	(5,612)	5,588
Advances from customers	(18,882)	18,521
Labor and social obligations	42,033	22,992
Other liabilities	(4)	(9,597)
	324,746	234,680
Income taxes paid	(15,830)	(4,033)
Net cash flows from operating activities	308,916	230,647

Investing activities
Acquisition of property and equipment	(60,887)	(41,684)
Acquisition of intangibles assets	(12,741)	(59,644)
Restricted cash	3,886	2,512
Payments of accounts payable to selling shareholders	(95,406)	(27,962)
Payments of notes payable	(3,847)	-
Acquisition of subsidiaries, net of cash acquired	(354,853)	(148,880)
Loans to related parties	-	(161)
Net cash flows used in investing activities	(523,848)	(275,819)

Financing activities
Payments of loans and financing	(106,019)	(43,094)
Issuance of loans and financing	100,911	-
Payments of lease liabilities	(40,527)	(27,811)
Capital increase	-	167,628
Proceeds from issuance of shares	389,170	992,778
Shares issuance cost	(19,704)	(79,670)
Dividends paid to non-controlling interests	(8,622)	(47,964)
Net cash flows from financing activities	315,209	961,867
Net increase in cash and cash equivalents	100,277	916,695
Net foreign exchange differences	21,746	14,531
Cash and cash equivalents at the beginning of the period	943,209	62,260
Cash and cash equivalents at the end of the period	1,065,232	993,486

13

Reconciliation between Net Income and Adjusted EBITDA, Pro Forma Adjusted EBITDA

Reconciliation between Adjusted EBITDA and Net Income; Proforma Adjusted EBITDA
(in thousand of R$)
	For the three months period ended September 30,			For the nine months period ended September 30,
	2020	2019	% Chg	2020	2019	% Chg
Net income	79,575	48,984	62.5%	247,131	119,786	106.3%
Net financial result	11,620	(5,066)	n.a.	9,642	17,074	-43.5%
Income taxes expense	4,690	5,748	-18.4%	17,088	9,702	76.1%
Depreciation and amortization	26,399	22,262	18.6%	77,729	50,703	53.3%
Interest received (1)	4,142	3,813	8.6%	9,469	7,728	22.5%
Income share associate	(1,488)	0	n.a.	(6,393)	0	n.a.
Share-based compensation	10,052	7,955	26.4%	24,649	9,864	149.9%
Non-recurring expenses:	14,280	7,728	84.8%	28,751	16,058	79.0%
- Integration of new companies (2)	2,761	893	207.3%	7,743	4,500	72.1%
- M&A advisory and due diligence (3)	3,709	289	1190.2%	9,345	1,388	573.3%
- Expansion projects (4)	795	468	34.7%	2,886	1,411	104.5%
- Restructuring expenses (5)	3,101	6,078	-46.3%	4,863	8,759	-44.5%
- Mandatory Discounts in Tuition Fees (6)	3,914	0	n.a.	3,914	0	n.a.
Adjusted EBITDA	149,270	91,424	63.3%	408,066	230,915	76.7%
Adjusted EBITDA Margin	47.6%	44.2%	340 bps	47.5%	43.6%	390 bps
Pro Forma Adjusted EBITDA	149,270	91,424	63.3%	408,066	241,785	68.8%
Pro Forma Adjusted EBITDA Margin	47.6%	44.2%	340 bps	47.5%	39.7%	780 bps

(1) Represents the interest received on late payments of monthly tuition fees.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Consists of mandatory discounts in tuition fees granted by state decrees and individual and collective legal proceedings due COVID 19 on site classes restriction.

14